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Exhibit(a)(9)

March 7, 2008

Dear Stockholder:

        As more fully described in the accompanying materials, on February 22, 2008 Varsity Group Inc. (the "Company" or "Varsity") entered into an Agreement and Plan of Merger (the "Merger Agreement") with VGI Holdings Corp. ("Parent") and VGI Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"). Parent is a wholly-owned subsidiary of Follett Corporation ("Follett").

        Under the terms of the Merger Agreement, Purchaser is today commencing a tender offer to purchase all of the outstanding shares of Varsity's common stock, par value $0.0001 per share, at a price of $0.20 per share in cash net to the seller, without interest and subject to any applicable withholding of taxes. As set forth in the enclosed Offer to Purchase dated March 7, 2008 (the "Offer to Purchase"), the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, April 4, 2008, unless it is extended. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions contained in the Merger Agreement), Purchaser will be merged into the Company, and all shares of the Company's common stock not purchased in the tender offer (other than shares held by Parent and its subsidiaries and affiliates and shares held by the Company's stockholders who have perfected appraisal rights under Delaware law) will be converted into the right to receive the same cash price per share paid in the tender offer.

        Our board of directors has unanimously approved the Merger Agreement and determined that the offer and the merger contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders and recommends that you accept the offer and tender your shares pursuant to the offer.

        Enclosed with this letter is a Schedule 14D-9 containing the recommendation of our board of directors and explaining the reasons behind its recommendation, as well as the background to the transaction and other important information.

        Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of the Company's common stock. Those documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. I urge you to read and consider all of the enclosed materials carefully.

        We encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,
James M. Craig Chief Executive Officer

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  Exhibit(a)(9)